Exhibit 99.2

November 7, 2022

NioCorp Developments Ltd.

7000 South Yosemite Street, Suite 115

Centennial, CO 80112

Consent to be Named as a Director

NioCorp Developments Ltd. (the “Company”) is filing a Registration Statement on Form S-4 (together with any and all amendments and supplements thereto, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement as a future member of the board of directors of the Company, such appointment to commence upon the consummation of the business combination transactions described in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement.

Sincerely,

/s/ Michael G. Maselli
Michael G. Maselli